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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)*



                     American Medical Systems Holdings, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   02744M 10 8
                                 --------------
                                 (CUSIP Number)




                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------
*[Amendment No.___]


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                                  Page 1 of 8
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                                  SCHEDULE 13G

CUSIP NO. 02744M 10 8                                                Page 2 of 8
-------------------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Warburg, Pincus Equity Partners, L.P.         I.D. #13-3986317
--------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]

                  (b)  [X]
--------------------------------------------------------------------------------
      3           SEC USE ONLY

--------------------------------------------------------------------------------
      4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              5     SOLE VOTING POWER

          SHARES                      0
                             ---------------------------------------------------
       BENEFICIALLY             6     SHARED VOTING POWER

        OWNED BY                      18,435,402
                             ---------------------------------------------------
          EACH                  7     SOLE DISPOSITIVE POWER

        REPORTING                     0
                             ---------------------------------------------------
         PERSON                 8     SHARED DISPOSITIVE POWER

          WITH                        18,435,402
--------------------------------------------------------------------------------
      9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,435,402
--------------------------------------------------------------------------------
     10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*  [ ]

--------------------------------------------------------------------------------
     11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  66.5%
--------------------------------------------------------------------------------
     12           TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

CUSIP NO. 02744M 10 8                                               Page 3 of 8
-------------------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Warburg, Pincus & Co.                         I.D. #13-6358475
--------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]

                  (b)  [X]
--------------------------------------------------------------------------------
      3           SEC USE ONLY

--------------------------------------------------------------------------------
      4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
         NUMBER OF              5     SOLE VOTING POWER

          SHARES                      0
                             ---------------------------------------------------
       BENEFICIALLY             6     SHARED VOTING POWER

        OWNED BY                      18,435,402
                             ---------------------------------------------------
          EACH                  7     SOLE DISPOSITIVE POWER

        REPORTING                     0
                             ---------------------------------------------------
         PERSON                 8     SHARED DISPOSITIVE POWER

          WITH                        18,435,402
--------------------------------------------------------------------------------
      9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,435,402
--------------------------------------------------------------------------------
     10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*  [ ]

--------------------------------------------------------------------------------
     11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  66.5%
--------------------------------------------------------------------------------
     12           TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

CUSIP NO. 02744M 10 8                                                Page 4 of 8
-------------------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  E. M. Warburg, Pincus & Co., LLC              I.D. #13-3536050
-------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]

                  (b)  [X]
--------------------------------------------------------------------------------
      3           SEC USE ONLY

--------------------------------------------------------------------------------
      4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
         NUMBER OF              5     SOLE VOTING POWER

          SHARES                      0
                             ---------------------------------------------------
       BENEFICIALLY             6     SHARED VOTING POWER

        OWNED BY                      18,435,402
                             ---------------------------------------------------
          EACH                  7     SOLE DISPOSITIVE POWER

        REPORTING                     0
                             ---------------------------------------------------
         PERSON                 8     SHARED DISPOSITIVE POWER

          WITH                        18,435,402
--------------------------------------------------------------------------------
      9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,435,402
--------------------------------------------------------------------------------
     10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*  [ ]

--------------------------------------------------------------------------------
     11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  66.5%
--------------------------------------------------------------------------------
     12           TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        Name of Issuer:

                  The name of the issuer is American Medical Systems Holdings, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the principal executive offices of the Issuer is 10700 Bren Road West, Minnetonka, Minnesota 55343.

Item 2(a).        Name of Persons Filing:

                  This Schedule 13G is being filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P. ("WPEP"); (b) Warburg, Pincus & Co. ("WP"); and (c) E. M. Warburg, Pincus & Co., LLC. ("EMWP"). WP is the sole general partner of WPEP. WPEP is managed by EMWP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both WP and EMWP. WPEP, WP and EMWP are collectively referred to herein as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office:

                  The principal business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).        Citizenship:

                  WPEP is a Delaware limited partnership, WP is a New York general partnership and EMWP is a New York limited liability company.

Item 2(d).        Title of Class of Securities:

                  The class of equity securities to which this Schedule 13G relates is the common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 02744M 10 8.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

                  (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

                  (b) [ ]  Bank, as defined in Section 3(a)(6) of the Act.

                  (c) [ ] Insurance Company, as defined in Section 3(a)(19) of the Act.



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                  (d) [ ]  Investment Company registered under Section 8 of the
                           Investment Company Act of 1940.

                  (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

                  (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                  (g) [ ] Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item
                           7).

                  (h) [ ] Savings Associations, as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] Church Plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                  (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not Applicable.

Item 4.           Ownership:

                  (a) Amount beneficially owned: Each of WPEP, WP and EMWP (individually as "Entity" and collectively the "Entities") may be deemed to own beneficially 18,435,402 shares of the Common Stock of the Issuer. WPEP is the record owner of 18,435,402 shares of the Common Stock. By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the shares described in this Schedule 13G. Hence, each Entity may be deemed to beneficially own 18,435,402 shares of the Common Stock of the Issuer.

                  (b) Percent of class: Each of WPEP, WP and EMWP beneficially own 66.5%. The foregoing percentage was calculated based on the 27,741,328 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2000.

                  (c) Number of shares as to which each of WPEP, WP and EMWP has:

                  (i)      Sole power to vote or to direct the
                           vote......................................          0

                  (ii)     Shared power to vote or to direct the
                           vote...................................... 18,435,402

                  (iii)    Sole power to dispose or to direct the
                           disposition of............................          0

                  (iv)     Shared power to dispose or to direct the
                           disposition of............................ 18,435,402



                                  Page 6 of 8

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Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  Not Applicable.



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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001.


                                      Warburg, Pincus Equity Partnership, L.P.

                                      By: Warburg, Pincus & Co., General Partner

                                      By: /s/ Stephen Distler
                                          --------------------------------------
                                          Stephen Distler, Partner


                                      Warburg, Pincus & Co.

                                      By: /s/ Stephen Distler
                                          --------------------------------------
                                          Stephen Distler, Partner


                                      E. M. Warburg, Pincus & Co., LLC

                                      By: /s/ Stephen Distler
                                          --------------------------------------
                                          Stephen Distler, Member






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